SECURITI ISSION

03012004

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SEC FILE NUMBER
8 – 44301

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 03 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BARINGTON CAPITAL GROUP, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 SEVENTH AVENUE – 17TH FLOOR
(No. And Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES MITAROTONDA (212) 974-5701
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JAMES MITAROTONDA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BARINGTON CAPITAL GROUP. L.P., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN/CEO

Title

STUART D. APPELSON
Notary Public, State of New York
No. 4991063
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires January 21, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

BARINGTON CAPITAL GROUP, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Barington Capital Group, L.P.:

We have audited the accompanying statement of financial condition of Barington Capital Group, L.P. (the "Partnership") as of December 31, 2002. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Barington Capital Group, L.P. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 13, 2003

BARINGTON CAPITAL GROUP, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 140,617
Securities owned, at market value	630,080
Receivables from clearing broker	100,888
Other investments, at fair value	1,793,911
Fixed assets (net of accumulated depreciation of $846,301)	37,829
Other assets	58,315
TOTAL ASSETS	$ 2,761,640

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 555,393
Deferred rent	72,378
TOTAL LIABILITIES	627,771
Partners' Capital:	
General partner	774,602
Limited partners	1,359,267
TOTAL PARTNERS' CAPITAL	2,133,869
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 2,761,640

The accompanying notes are an integral part of this financial statement.

BARINGTON CAPITAL GROUP, L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Barington Capital Group, L.P. (the "Partnership"), a limited partnership, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The general partner is L.N.A. Capital Corporation (the "General Partner").

The Partnership is primarily focused on merchant banking and venture capital activities. The Partnership also engages in securities brokerage services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a) Cash and Cash Equivalents

For purposes of the statement of financial condition, the Partnership considers highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

b) Securities Owned

Securities owned are recorded on a trade date basis. These securities are stated at market value, and the resulting unrealized gains and losses are included in net gain on principal transactions. The value of trading positions is generally based on listed market prices. If listed market prices are not available or if liquidating the positions would be expected to impact market prices, value is determined based on other relevant factors including dealer price quotations, price quotations for similar instruments traded in a different market or management's estimates of amounts to be realized on settlement.

c) Fixed Assets

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are generally computed on a straightline basis over estimated useful lives of the assets, or the remaining useful life of the lease. Maintenance and repair costs are expensed as incurred.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Receivable from Clearing Broker

Receivable from clearing broker consists primarily of cash and unsettled transactions held by or pending with the clearing broker. The clearing broker is the custodian for the securities owned.

e) Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - OTHER INVESTMENTS

Other investments represent investments that are not readily marketable, including restricted securities, and are valued at estimated fair value as determined in good faith by the General Partner. Due to the inherent uncertainty of valuation, those estimated values may differ significantly from the value that would have been used had a ready market for the investments existed, and the differences could be material.

NOTE 4 - INCOME TAX

As a partnership, no provision for federal and state income taxes is required in the accompanying financial statements as each partner is responsible for reporting income or loss, based on their respective share of the partnership's income and expenses, as reported for income tax purposes. The Company is responsible to pay New York City Unincorporated Business Tax, however, since there was a loss this year, no provision is required.

NOTE 5 - COMMITMENT AND CONTIGENCIES

The Partnership leases office space under an operating lease that expires in 2007. Rent expense related to the lease and equipment rent for the year ended December 31, 2002 totaled approximately $172,000 and $2,300, respectively and is included in occupancy and equipment rental expense in the statement of operations. Rent is charged to expense over the entire lease term on a straight-line basis. Rent expense has been decreased by rental income of $63,000 from two subtenants.

At December 31, 2002, the expected future minimum rental and lease payments are a follows:

2003	$ 224,471
2004	196,633
2005	196,633
2006	196,633
2007	32,772
	$ 847,142

In the normal course of business, the Partnership has been named as a defendant on several legal actions and lawsuits. The ultimate liability, if any, cannot now be determined because of the considerable uncertainties that exist and therefore, it is possible that in the future, results of operations and the Partnership's financial position could be adversely affected.

NOTE 6 - NET CAPITAL REQUIREMENT

The Partnership is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed to 15 to 1. At December 31, 2002, the Partnership had net capital of $189,137, which was $89,137 in excess of its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was 3.31 to 1.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

On November 22, 2002, the partnership transferred the bulk of their retail customer accounts to another firm. Prior to that the Partnership sold securities not yet purchased. Securities sold, not yet purchased represented obligations of the Partnership to deliver the specified securities at the contracted price, and thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions resulted in off-balance sheet risk as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased could have exceeded the amount recognized in the statement of consolidated financial condition.

The Partnership introduced all customer transactions to another firm on a fully disclosed basis. The agreement between the Partnership and its clearing broker provided that the Partnership was obligated to assume any exposure related to nonperformance by customers or counter parties.

The Partnership's exposure to credit risk associated with the nonperformance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions was directly impacted by volatile trading markets which could have impaired the customers' or counter parties' ability to satisfy their obligations to the Partnership. In the event of nonperformance, the Partnership would have been required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Partnership.

The Partnership seeked to control the aforementioned risks by requiring customers or counter parties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines and industry standards. The Partnership had a policy of reviewing the credit standing of each customer and counter party with which it conducted business.

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount reported in the statement of financial condition for cash and cash equivalents, receivable from clearing broker and accounts payable and accrued expenses approximates fair value because of the immediate or short-term maturity of the financial instruments. Securities owned, other investments and securities sold, not yet purchased are carried at fair value as determined by the General Partner.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Partnership received a management fee of $208,000 from an entity affiliated through common ownership. The Partnership also recognized a reimbursement of operating expenses of $260,000 from Barington Companies Investors, LLC and $150,000 from Barington Companies Management, LLC.

NOTE 10 - EMPLOYEE BENEFIT PLAN

The Partnership maintains a defined contribution 401(k) plan (the "Plan"). The Plan covers substantially all employees who meet certain age and tenure requirements. For the year ended December 31, 2002, no contributions were made by the Partnership to the Plan.